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EMAIL:  MNEIDELL@OLSHANLAW.COM
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February 4, 2014

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc. (the “Company” or “Cracker Barrel”)
Preliminary Soliciting Materials on Schedule 14A
Filed by Biglari Capital Corp. et al.
Filed December 24, 2013
File No. 001-25225

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated January 23, 2014 from the Staff (the “Comment Letter”) with regard to the above-referenced filing.  We have reviewed the Comment Letter with Biglari Capital Corp. (“Biglari Capital”) and provide the following response on its behalf.  Our responses are numbered to correspond to your comments.

General

1.
As a preliminary matter, we note from the company’s recent filings that the company has voluntarily called a special meeting to be held on April 23, 2014. Please confirm that you no longer intend to continue your solicitation of requests to call a special meeting. If you do intend to continue, please be aware that we will provide separate comments on that solicitation statement.

In light of the Company’s recent filing of its intent to call a special meeting on April 23, 2014, Biglari Capital confirms that it does not intend to solicit requests to call a special meeting.

2.
We note your response to prior comment 1. The word “should” can express obligation as well as propriety. Please clarify your future disclosure to clearly characterize such statements as your belief or expectation, as opposed to an obligation of the board. As requested, please also provide support for the assertion that a sale of the company, without specification as to price, will necessarily result in the “realization of Cracker Barrel’s value.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 4, 2014

In future filings, Biglari Capital will more clearly characterize such statements as its belief or expectation.  Biglari Capital’s emphasis in its letter was that the Company should undertake a process to maximize value for all shareholders.  Accordingly, Biglari Capital intended its statements regarding the realization of Cracker Barrel’s value to be viewed in this context.

3.
We note your response to prior comment 2. As requested in the comment, please provide support for the assertion that, under applicable law, the fiduciary duty of a board of directors dictates that it simply sell to the highest bidder, without regard to any other factors. If you cannot provide this support, please refrain from making such statements.

Biglari Capital respectfully disagrees with the Staff’s characterization of its assertion.  Biglari Capital believes that the Board of Directors of the Company (the “Board”) should undertake a value maximization process to review all potential extraordinary transactions, including a sale of the Company. Biglari Capital believes that a sale of the Company as part of a value maximization process is in the best interests of all shareholders; thus, in future filings, Biglari Capital will phrase the statement in this manner.

4.
We note your response to prior comment 3. Please provide support for the assertion that a sale will necessarily create immediate value for all. It is our understanding that a sale below intrinsic value, while it may provide determinable consideration to the seller, would not be a sale “for value.” Also, as requested, please provide support for the assertion that the company will have difficulty growing earnings through operating performance.

Biglari Capital believes that a realization of value is one at a premium to market price.  Biglari Capital did not advocate a sale below intrinsic value, a subjective but all-important figure, which could be higher, lower or in line with market value. Thus, Biglari Capital did not make an assertion that the Company be sold below intrinsic value in its letter.  Rather, Biglari Capital has advocated for a sale of the Company that maximizes value for all shareholders, and any statements regarding the creation of value via an extraordinary transaction emanate from this essential tenet.  That the Company will have difficulty growing earnings through operating performance is clearly illustrated in its most recent quarterly report in which operating income declined.

*      *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell